SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Dime Community Bancshares, Inc.
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(Name of Issuer)

Common Stock, par value $.01 per share
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(Title of Class of Securities)

253922-10-8
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(CUSIP Number)

N/A
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Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253922-10-8	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) Employee Stock Ownership Plan Trust of Dime Community Bancshares, Inc. and Certain Affiliates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation's employee benefit plan organized in New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,563,092
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,509,289
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,509,289
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ____
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.50% of 36,956,907 shares of Common Stock outstanding as of December 31, 2005.
12	TYPE OF REPORTING PERSON* EP
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)

Name of Issuer: Dime Community Bancshares, Inc. ("Company")

Item 1(b)

Address of Issuer's Principal Executive Office:  209 Havemeyer Street
                                                                                                                            Brooklyn, NY 11211

Item 2(a)

Name of Person Filing:  Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates
                                                     Trustee: Retirement System Group, Inc.

Item 2(b)

Address of Principal Business Office:              ESOP:            Trustee:
209 Havemeyer Street                              150 East 42nd Street
Brooklyn, NY 11211                                 New York, NY 10017-5633

                                                                                                        Item 2(c)

Citizenship: U.S.A.

                                                                                                        Item 2(d)

Title of Class of Securities:  Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)

CUSIP Number: 253922-10-8

Item 3

The person filing is an:

                            (f) ☒ Employee Benefit Plan, or pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund.

Item 4
Ownership:

The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 2005. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

(a)	Amount Beneficially Owned		3,509,289
(b)	Percent of Class		9.50%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	0
	(ii)	shared power to vote or to direct the vote	1,563,092
	(iii)	sole power to dispose or to direct disposition of	0
	(iv)	shared power to dispose or to direct disposition of	3,509,289

The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by RS Group, Inc., as Plan Trustee, as of December 31, 2005. As of December 31, 2005, 1,946,197 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 1,563,092 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee, has shared dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee, shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock. These shares have also been reported on the Schedule 13G filed by The Compensation Committee of Dime Community Bancshares, Inc. on February 7, 2006.

Item 5
Not applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries, or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock. Dividends payable with respect to unallocated shares that have a record date that is after June 30, 2000 will be allocated to the accounts of participants, former participants and beneficiaries as investment earnings. The allocation to each account is calculated by multiplying the aggregate amount of such dividends by a fraction, the numerator of which is the balance credited to the account and the denominator of which is the aggregate balances credited to all accounts, all as of the last day of the quarter immediately preceding the quarter in which the dividends are received. Once allocated, such dividends may, at the discretion of the Compensation Committee, be paid out to the account holder within ninety (90) days after the end of the plan year in which they are received.

Item 7

Not applicable

Item 8

Not applicable

Item 9

Not applicable

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2006
(Date)

Employee Stock Ownership Plan of Dime Community Bancshares, Inc.
and Certain Affiliates

    By:        /s/ NANCY PACIONE
______________________________________
                                            (Signature)

  Nancy Pacione, Plan Administrator
_______________________________________
                                           (Name/Title)